[redacted]

09011707



**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# Form CB

## TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | [ X ] |
| Securities Act Rule 802 (Exchange Offer) | [ ] |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | [ ] |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | [ ] |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | [ ] |

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

**JSC "FGC UES"**
(Name of Subject Company)

**«Federal Grid Company of Unified Energy System»**
(Translation of Subject Company's Name into English (if applicable))

**Russian Federation**
(Jurisdiction of Subject Company's Incorporation or Organization)

**JSC "FGC UES"**
(Name of Person(s) Furnishing Form)

**Ordinary Shares**
(Title of Class of Subject Securities)

**Not applicable**
(CUSIP Number of Class of Securities (if applicable))

**Duzhinov Alexander Leonidovich**
**117630, ul. Akademika Chelomeya, 5A, Moscow, Russian Federation**
**+7 (495) 7109333, ext.2436**
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

**January 19, 2009; on April 22, 2009 extended**
(Date Tender Offer/Rights Offering Commenced)

## PART I - INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

(a)

| Attachment | Description |
|---|---|
| A. | English translation of the Notification to shareholders of JSC FGC UES on extension of the period for shareholders of Open joint-stock company "Federal Grid Company of Unified Energy System" to exercise their pre-emptive rights to acquire additional shares of Open joint-stock company "Federal Grid Company of Unified Energy System", dated May 4, 2009, disseminated to the shareholders of JSC FGC UES |

(b) Not applicable.

**Item 2. Informational Legends**

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Notification to shareholders of JSC FGC UES distributed to U.S. shareholders of JSC FGC UES.

## PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

No other materials have been made publicly available or disseminated to shareholders in connection with the pre-emptive offer pursuant to Russian jurisdictional requirements.

## PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of the initial Form CB to the Securities and Exchange Commission (the "Commission") on January 21, 2009, JSC FGC UES has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. JSC FGC UES will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

## PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

**Chistyakov Alexandr Nikolaevich, First Deputy Chairman of the Management Board, acting in accordance with the Power of Attorney No.69-09, dated March 26, 2009**

**April 29, 2009**

**Attachment A**

*This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.*
*It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.*

******************

**Number of shares held by the shareholder of record of October 30, 2008___________________.**

## NOTIFICATION

**on extension of the period for shareholders of Open joint-stock company "Federal Grid Company of Unified Energy System" to exercise their pre-emptive rights to acquire additional shares of Open joint-stock company "Federal Grid Company of Unified Energy System" (hereinafter referred to as "Notification")**

Open joint-stock company "Federal Grid Company of Unified Energy System" (hereinafter referred to as "the Issuer", "the Company", JSC FGC UES), located at the address: 5a, Akademika Chelomeya str., Moscow, Russian Federation, 117630, hereby notifies its shareholders that on April 21, 2009 the Federal Service for Financial Markets of the Russian Federation registered amendments to the decision on additional share issue (state registration number 1-01-65018-D-101D, dated 25.12.2008) and securities prospectus with respect to ordinary shares of JSC FGC UES, related to extension of the pre-emptive rights exercise period for acquisition of additional shares of the Company being placed through an open subscription.
In accordance with articles 40, 41, Federal Law No.208-FZ "On joint-stock companies" shareholders of the Company have a pre-emptive right to acquire additional shares of the Company offered in an open subscription pro-rata to their holdings of ordinary shares in JSC FGC UES.
**Pre-emptive right exercise period with respect to additional shares of JSC GFC UES is extended till July 02, 2009 inclusive.**
The list of persons having pre-emptive right to acquire additional shares of the Company has been compiled on the basis of the Company's shareholders register as of October 30,2008, the record date for shareholders to exercise their pre-emptive right to acquire additional shares of the Company being offered in an open subscription.
Please note that number of shares owned by you as of October 30, 2008 is specified at the top right hand corner of this notification on extension of the pre-emptive right exercise period to acquire additional shares of JSC FGC UES.
The shareholders, which have fully exercised their pre-emptive right to acquire additional shares of the Company prior to April 1, 2009, may not apply for acquisition of additional shares of the Company.

**1. Offering price of the additional shares:**
Offering price of additional shares for shareholders exercising their pre-emptive right to acquire additional shares is RUB 0.5 (fifty kopeks) as determined by the Issuer's Board of Directors (Minutes No.74 dated December 25, 2008).
2. The procedure of determining the number of shares that can be acquired by each person exercising the pre-emptive right:

The maximum number of shares that may be acquired by any person exercising his pre-emptive right is proportional to the number of the Issuer's ordinary shares that such person holds as of October 30, 2008 (the date of the resolution of the Board of Directors of JSC FGC UES which is the basis for the additional share offering) and shall be determined according to the following formula:
K=S*(146,500,000,000 / 1,153,514,196,362), where:
K – the maximum number of additional shares that may be acquired by a person exercising its pre-emptive right;
S – the number of the Issuer's ordinary shares held by a person exercising its pre-emptive right as of October 30, 2008 (the date of the resolution of the Board of Directors of JSC FGC UES which is the basis for the additional share offering) – the number of the Company's shares held by you as of October 30, 2008 is specified at the top right hand corner hereof.
146,500,000,000 – the number of additional shares offered;
1,153,514,196,362 – the number of outstanding ordinary shares in the share capital of the Issuer as of October 30, 2008 (the date of the resolution of the Board of Directors of JSC FGC UES which is the basis for the additional share offering).
The share purchase agreement being entered into by the Issuer and a shareholder exercising its pre-emptive right is considered to be concluded as of the date when the Issuer receives the application on acquisition of additional shares enclosed with the documents confirming payment for the shares.
Transfer of the shares to a shareholder's personal securities account opened in the shareholders' register of the Issuer in respect of the shares purchased as a result of exercising by the shareholder its pre-emptive right to acquire additional shares may only be made subject to the full payment and not later than the offering completion date.
**3. The procedure for submission of applications by persons exercising their pre-emptive right to acquire additional shares:**
In order to purchase the shares offered, persons exercising their pre-emptive right to purchase the shares shall submit applications for the shares being purchased (the "Application") along with the documents confirming the payment for the shares.
**The application shall contain the following information:**

- Heading: "Application for exercising pre-emptive right to acquire additional shares in the Open joint-stock company "Federal Grid Company of Unified Energy System";
- Full company name / full name of a person having the pre-emptive right to acquire the shares;
- taxpayer identification number of a person having the pre-emptive right to acquire the shares (if any);
- place of residence (address) of a person having the pre-emptive right to acquire the shares;

- for individuals – passport details (date and place of birth; series, number and date of passport issue, authority);
- for legal entities – information on a legal entity's registration (including for Russian legal entities – information on state registration / entry into the Uniform State Register of Legal Entities (date, registration authority, number of the relevant certificate));
- number of shares to be purchased;
- information on terms of payment for the shares offered (monetary or non-monetary); and in case of non-monetary payment for the shares – the list and description of non-monetary assets transferred as payment for the shares;
- number of a personal securities account opened in the shareholders' register of the Issuer for purposes of share transfer. If the shares should be transferred to the securities account of a nominee holder, which has a securities account opened with the shareholders' register of the Issuer – full company name of a depository, information about the state registration of such a depository (the main state registration number, name of the state registration authority, date of the state registration and date of the entry made in the Unified State register of legal entities in respect of the depository), number of depo account of potential buyers of the shares, number and date of a depository agreement entered into by and between a depository and a potential buyer of the shares (in respect of the shares);
- bank account details of a potential purchaser for purposes of cash amounts returns;
- contact information (mailing address and fax including toll number) to inform a shareholder on results of submission of the Application;
- indication on the document attached to the Application to confirm payment for the shares made by a person exercising the pre-emptive right to acquire the shares.

Recommended Application form is posted by the Issuer on its web-site www.fsk-ees.ru in the section "Shareholders and investors. Documents on additional issue of shares".

The Application shall be signed by a person exercising its pre-emptive right to acquire the shares (by his authorized representative with the attached original or notarized copy of a properly executed power of attorney or any other document confirming authorities of the representative), and for legal entities – it shall contain a corporate seal (if any).

A person exercising the pre-emptive right to acquire the shares shall be liable for the accuracy of information provided in the Application and the conformity thereof to data contained in the Issuer's shareholder register.

A person exercising the pre-emptive right to acquire the shares or his authorized representative with the attached original or notarized copy of a properly executed power of attorney or any other document confirming authorities of the representative shall file the Application personally or by registered mail.

Applications can be submitted on any business day from 10 a.m. to 6 p.m. (Moscow time) during the pre-emptive right exercise period at the following address: JSC "Central Moscow Depositary", 34, bld.8, Bolshaya Pochtovaya str., Moscow, 105082;

Post address for mailing the Applications: JSC "Central Moscow Depositary", 34, bld.8, Bolshaya Pochtovaya str., Moscow, 105082;

In case if the Application for acquisition of the shares through the pre-emptive right is not accepted by the Issuer, the Issuer shall return cash paid / property transferred by a shareholder in accordance with the documents confirming payment made by a shareholder for the shares offered.

**4. Procedure and terms of payment for the shares for persons exercising pre-emptive rights:**

**The shares may be paid with monetary and non-monetary funds.**

Bank details of the recipient for the wire transfer of payment:

**Full name of the recipient**: JSC FGC UES, Taxpayer Identification Number: 4716016979, Tax Registration Reason Code: 997450001, Settlement account of the recipient No.40702810138120116293, Correspondent account 30101810400000000225, BIC 044525225,

Joint-stock commercial Saving bank of the Russian Federation (Open joint-stock company), Lefortovskoye branch No.6901 of Sberbank of Russia in the city of Moscow

Abbreviated name: Sberbank of Russia JSC Lefortovskoye OSB No.6901 in the city of Moscow

**Address**: 14, Entuziastov shosse, Moscow.

**The shares can be paid with non- monetary assets.**

***List of assets:***

1. Electric grid facilities related to the Unified national (All-Russia) electric grid.
2. Shares in the open joint-stock company "Design and exploration and research and development institute of designing energy systems and electric grids "Energosetproject" (Moscow).

Shareholders of JSC FGC UES may consult on any issues related to exercise of the pre-emptive right exercise with the Department of corporate governance of JSC FGC UES located at the address: 5 a, Akademika Chelomeya str., Moscow, Russian Federation, 117630, telephone: (495) 710-91-68, e-mail: verstakova-op@fsk-ees.ru